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                             October 4, 2022

       Garfield Antonio
       Chief Financial Officer
       Community Redevelopment Inc.
       1910 Towne Centre Blvd #250 Annapolis, Maryland
       Annapolis, MD 21401

                                                        Re: Community
Redevelopment Inc.
                                                            Form 10-K for
fiscal year ended December 31, 2021
                                                            Filed April 1, 2022
                                                            Form 10-Q for the
interim period ended June 30, 2022
                                                            Filed August 29,
2022
                                                            File No. 000-26439

       Dear Garfield Antonio:

              We have reviewed your September 16, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 19, 2022 letter.

       Form 10-K for fiscal year ended December 31, 2021

       General

   1. We note that the Merger Agreement with Red Hills Capital Advisors, LLC was finalized on September 21, 2021,
and as such it would appear that such agreement was valid and enforceable at December
31, 2021. Further, as evidenced in Note 5 within your Form 10-
                                                        Q for the interim
period ended June 30, 2022, you indicate that due to the Agreement rescission on June 28,
2022, all 18.5 million shares issued to Red Hills as consideration for these removed
assets are to be returned to the Treasury of the Company, placing each side exactly as they
were just prior to said Agreement. Based on your disclosures, please tell us how you have
accounted for the rescission and cite the accounting literature relied
 Garfield Antonio
Community Redevelopment Inc.
October 4, 2022
Page 2
         upon. In your response, specifically address your presentation of the Agreement as of and for the fiscal year ended December 31, 2021, and as of and for the interim period ended
         June 30, 2022; in addition, tell us what discussions, if any, you have had with your independent auditor regarding your accounting for the rescission.
2. We note your response to our previous comment 4 and that Community Redevelopment no longer holds Investments in Real Estate Interests on its balance sheet. We also note that the balance sheet in your Form 10-Q for the quarter ended June 30, 2022, shows that your assets currently consist of Cash and Other Current Assets; however, on page 10 of
         Form 10-Q, you reference    Cash and Cash Equivalents.    Please
provide an analysis of
         your status under section 3(a)(1)(C) of the Investment Company Act of 1940. As part of your analysis, please include a description (including maturity information about) and
         amount of the types of    Cash Equivalents    Community Redevelopment
holds. In
         addition, please state what comprises    Other Current Assets    and
provide a dollar amount
         and percentage for each type of asset.
Form 10-Q for interim period ended June 30, 2022

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Company Overview, page 20

3. We note your disclosure in note 12, as well as from your response, noting agreements pertaining to "several" properties which "are being negotiated and expected to be brought into the Company during the next quarter." At an individual agreement level, please tell us whether any of these acquisitions are probable of occurrence and specifically address how you considered the financial statement requirements pursuant to Rules 8-04 or 8-
         06 of Regulation S-X, as applicable. As part of your response, indicate whether any of the properties for which acquisition is probable have a rental history for which financial statements of real estate operations would be required.
4. We note that due to the rescission of the Red Hills Capital Advisors LLC agreement, you have nominal assets, consisting primarily of cash, and have not generated revenues to date. Given the foregoing, please tell us how you concluded that you are not a shell company.
        You may contact Mark Rakip, Staff Accountant at 202.551.3573 or Shannon Menjivar,
Accounting Branch Chief at 202.551.3856 if you have questions regarding comments on the financial statements and related matters, or with any other questions.



FirstName LastNameGarfield Antonio                           Sincerely,
Comapany NameCommunity Redevelopment Inc.
                                                             Division of
Corporation Finance
October 4, 2022 Page 2                                       Office of Real
Estate & Construction
FirstName LastName